SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO-T/A
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 8)
Arch Chemicals, Inc.
(Name of Subject Company (Issuer))
LG Acquisition Corp.
an indirect wholly owned subsidiary of
Lonza Group Ltd.
(Name of Filing Persons (Offerors))
Common stock, par value $1.00 per share
(Title of Class of Securities)
03937R102
(CUSIP Number of Class of Securities)
Marc Funk, Esq.
Group General Counsel, Senior Vice President
Lonza Group Ltd.
Münchensteinerstrasse 38
CH-4002 Basel, Switzerland
+41 61 316 81 11
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:

Scott Waldman, Esq.	Kevin T. Collins, Esq.
Vice President and Secretary	Tobias L. Knapp, Esq.
LG Acquisition Corp.	Jenner & Block LLP
90 Boroline Road	919 Third Avenue
Allendale , New Jersey 07401	New York, New York 10022
(201) 316-9200	(212) 891-1600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$1,244,271,815.20	$144,460

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0−11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $47.20, the per share tender offer price, by 26,361,691 shares of common stock of Arch Chemicals, Inc., which includes (a) 25,431,974 shares of common stock issued and outstanding; (b) 39,547 shares of common stock subject to outstanding options; (c) 323,778 shares of common stock subject to or deemed subject to outstanding performance unit awards; (d) 289,735 shares of common stock subject to or deemed subject to outstanding restricted stock unit awards; and (e) 276,657 shares of common stock subject to or deemed subject to outstanding phantom share awards.
(2)	The filing fee was calculated in accordance with Rule 0−11 of the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010. Such fee equals 0.0001161 of the transaction value.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $144,460	Filing Party: LG Acquisition Corp. and Lonza Group Ltd.
Form or Registration No.: Schedule TO-T	Date Filed: July 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the Tender Offer Statement on Schedule TO initially filed on July 15, 2011, as previously amended, by (i) LG Acquisition Corp., a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), and (ii) Parent (the “Initial Schedule TO” and which, together with this Amendment No. 8 and any previous or additional amendments and supplements thereto, collectively constitute the “Schedule TO”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Arch Chemicals, Inc., a Virginia corporation (the “Company”), at a price of $47.20 per Share, net to the holder thereof in cash, without interest thereon and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 15, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related form of letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and the Letter of Transmittal together with the Offer to Purchase constitute the “Offer”.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 8. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO and the related exhibits incorporated therein by reference.

This Amendment No. 8 is being filed to amend and supplement Item 11 of the Schedule TO as reflected below.

Item 11. Additional Information.

     The information set forth in the section of the Offer to Purchase entitled “Section 16—Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following to the end of the subsection “Certain Litigation”:

“On September 15, 2011, the parties to the actions currently pending in the Connecticut Superior Court for the Judicial District of Stamford-Norwalk at Stamford (the “Court”), captioned (1) GSS 5-08 Trust v. Arch Chemicals, Inc., et al., No. FST-CV11-6010654-S, (2) Ahern v. Arch Chemicals, Inc., et al., No. FST-CV11-6010650-S, and (3) Seifert Family Trust v. Campbell, et al., No. FST-CV11-6010938-S (collectively, the “Actions”), entered into a memorandum of understanding (“MOU”) providing for a settlement, subject to Court approval, of the Actions. The settlement provided for in the MOU, if approved by the Court, will resolve all of the allegations and claims asserted by plaintiffs in the Actions against the Company, Parent, Purchaser, and the members of the Company's Board of Directors (collectively, the “Defendants”) in connection with the Offer and the Merger, and will further provide for the release and settlement by the plaintiffs and the class of the Company’s shareholders of all claims against the Defendants and their affiliates, agents and any related persons or entities in connection with the Offer and the Merger. As part of the settlement, the Defendants deny all allegations of wrongdoing and deny that the disclosures in the Schedule 14D-9, initially filed by the Company on July 15, 2011 and as amended, and the Schedule TO were inadequate, but the Company has agreed to provide certain supplemental disclosures set forth in an amendment to the Schedule 14D-9, which, when filed, will be available on the SEC’s web site at http://www.sec.gov or through the methods outlined in “Section 8—Certain Information Concerning the Company—Additional Information.” The settlement will not affect the amount of consideration to be paid pursuant to the Offer and the Merger.”

SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2011
LG Acquisition Corp.

	By:	/s/ Joseph R. Colleluori
	Name:	Joseph R. Colleluori
	Title:	S.V.P. Corp. Development

Lonza Group Ltd.

	By:	/s/ Marc Funk
	Name:	Marc Funk
	Title:	Group General Counsel

	By:	/s/ Joseph R. Colleluori
	Name:	Joseph R. Colleluori
	Title:	S.V.P. Corp. Development